SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

A Publicly Held Company

ANNOUNCEMENT TO THE MARKET

EXTRAORDINARY GENERAL MEETING

At the Extraordinary General Meeting held on December 9, 2002 at 3:00 p.m. in the auditorium of the Company’s Head Office located at Avenida República do Chile 65, First floor in the City and State of Rio de Janeiro, the following matters were deliberated upon and approved:

1.	The selection and appointment of Banco BBA Creditanstalt S.A. ("Banco BBA") to act as appraiser of the shares issued by Petrobras Distribuidora S.A. ("BR Distrbuidora") to close the capital of the Company;

2.	The appraisal report for BR Distribuidora, prepared by Banco BBA which has established a value of R$ 45.40 (forty-five reais and forty centavos) per lot of 1,000 (one thousand) shares issued by BR Distribuidora and traded in the market (“Appraisal Report”).

Rio de Janeiro, December 9, 2002.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

João Pinheiro Nogueira Batista
CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.